September 22, 2022

Axonic Alternative Income Fund (AAIDX)

Supplement to the Prospectus and Statement of Additional Information (SAI), each dated February 28, 2022

This supplement makes the following amendments to disclosures in the Fund’s Prospectus, effective September 30, 2022:

The disclosure under the section titled “Investment Personnel” on page 27 of the Prospectus is hereby replaced with the following:

The Adviser’s investment team includes:

Clayton DeGiacinto is Managing Member and Chief Investment Officer of Axonic. Prior to forming the Adviser, Mr. DeGiacinto was the Head of Mortgage Trading for Tower Research Capital LLC from December 2008 through December 2010. From July 2002 through March 2008, he was a Vice President in the Fixed Income, Currency and Commodities group at Goldman Sachs & Co. with responsibility for the hybrid and adjustable rate mortgage trading businesses, in both primary and secondary markets. Mr. DeGiacinto’s duties at Goldman included securitization and retention of levered credit risk and convexity risk backed by adjustable rate and negatively amortizing residential mortgages. He was also responsible for running the RMBS credit book for all prime, alt-A and negatively amortizing structures. Mr. DeGiacinto received his MBA in Finance and Statistics from the Wharton School of Business. He served as a Captain in the U.S. Army in the 25th Infantry Division (Hawaii) from 1995 to 2000 after completing the U.S. Army Ranger School, Airborne School and Air Assault Course. He received a B.S. in Mechanical Engineering from the U.S. Military Academy at West Point.

Matthew Weinstein is a Partner and Head of Credit at Axonic. Mr. Weinstein joined the Adviser in 2012 and is responsible for trading and portfolio management across the Adviser’s credit businesses. Prior to joining the Adviser, Mr. Weinstein was a Vice President at Macquarie Capital where he managed a Commercial Mortgage Backed Securities (CMBS) principal investment strategy from 2010 through 2012. From 2003 to 2008, he was an Associate Director in the CMBS group at Bear Stearns & Co. Mr. Weinstein received his MBA in Finance at the New York University Stern School of Business and graduated from Cornell University with a BS in Industrial Labor Relations.

The SAI provides additional information about the portfolio managers’ compensation, other accounts they manage, and their ownership of Fund Shares

This supplement makes the following amendments to disclosures in the Fund’s SAI, effective September 30, 2022:

The disclosure under the section titled “About the Portfolio Managers” on pages 25-26 of the SAI is hereby replaced with the following:

Clayton DeGiacinto and Matthew Weinstein are the Portfolio Managers of the Fund. As of October 31, 2021, the Portfolio Managers were responsible for managing the following types of accounts for the Adviser, other than the Fund for which they serve as a portfolio manager:

Clayton DeGiacinto

Number and Assets of Other Accounts			Number and Assets of Accounts for which Advisory Fee is Performance Based
Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
1 $1,368,964,829	14 $9,680,409,265	0 $0	0 $0	14 $9,680,409,265	0 $0

Matthew Weinstein

Number and Assets of Other Accounts			Number and Assets of Accounts for which Advisory Fee is Performance Based
Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
1 $1,368,964,829	13 $4,449,709,987	0 $0	0 $0	13 $4,449,709,987	0 $0

Compensation: Each Portfolio Manager is compensated solely based on their ownership interest in the Adviser. As owners of the Adviser, each PM receives a guaranteed payment from the Adviser and may receive distributions from the Adviser which may come from profits generated by the Adviser.

Potential Conflicts of Interest: Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. For example, the management of multiple accounts may result in a portfolio manager devoting unequal time and attention to the management of each account. Investment decisions for client accounts are also made consistent with a client’s individual investment objective and needs. Accordingly, there may be circumstances when purchases or sales of securities for one or more client accounts will have an adverse effect on other clients. The Adviser may seek to manage such competing interests by: (1) having a portfolio manager focus on a particular investment discipline; (2) utilizing a quantitative model in managing accounts; and/or (3) reviewing performance differences between similarly managed accounts on a periodic basis to ensure that any such differences are attributable to differences in investment guidelines and timing of cash flows. The Adviser also maintains a Code of Ethics to establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Fund may abuse their fiduciary duties to the Fund.

If a portfolio manager identifies a limited investment opportunity that may be suitable for more than one client, the Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible accounts. To deal with these situations, the Adviser has adopted procedures for allocating investment opportunities across multiple accounts in a manner that is fair and equitable over time.

With respect to securities transactions for clients, the Adviser determines which broker to use to execute each order. However, the Adviser may direct securities transactions to a particular broker/dealer for various reasons including receipt of research or participation interests in initial public offerings that may or may not benefit the Fund. To deal with these situations, the Adviser has adopted procedures to help ensure best execution of all client transactions.

Finally, the appearance of a conflict of interest may arise where the Adviser has an incentive, such as a performance-based management fee that relates to the management of one but not all accounts for which a portfolio manager has day-to-day management responsibilities.

The Fund is required to show the dollar amount ranges of the portfolio managers’ beneficial ownership of shares of the Fund as of October 31, 2021:

Portfolio Manager	Dollar Range of Equity Securities in the Fund
Clayton DeGiacinto	$500,001-$1,000,000
Matthew Weinstein	$100,001-$500,00

Investors Should Retain this Supplement for Future Reference